Registration No. 333-157880

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2) ☑

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)
31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall
Minneapolis, Minnesota	55402

(Address of principal executive offices)	(Zip Code)
Peter C. Qui Belle
U.S. Bank National Association
One U.S. Bank Plaza, 6th Floor
St. Louis, MO 63101
(314-) 418-3943
(Name, address and telephone number of agent for service)
Arch Coal, Inc.
(Exact name of obligor as specified in its charter)

Delaware	43-0921172

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Senior Debt Securities and Guarantees of Senior Debt Securities
(Title of the Indenture Securities)

TABLE OF ADDITIONAL OBLIGORS

	State or Other Jurisdiction	I.R.S. Employer
Additional Obligor*	of Incorporation or Organization	Identification No.
Allegheny Land Company	Delaware	61-0922221
Arch Coal Sales Company, Inc.	Delaware	43-1335853
Arch Coal Terminal, Inc.	Delaware	61-0941499
Arch Development, LLC	Delaware	27-2039231
Arch Energy Resources, LLC	Delaware	20-8889263
Arch Reclamation Services, Inc.	Delaware	43-1724510
Ark Land Company	Delaware	43-0952128
Ark Land KH, Inc.	Delaware	55-1086280
Ark Land LT, Inc.	Delaware	20-1637677
Ark Land WR, Inc.	Delaware	20-1638026
Ashland Terminal, Inc.	Delaware	55-0619683
Catenary Coal Holdings, Inc.	Delaware	43-1629654
Coal-Mac, Inc.	Kentucky	61-0940536
Cumberland River Coal Company	Delaware	43-1522213
Lone Mountain Processing, Inc.	Delaware	43-1580457
Mingo Logan Coal Company	Delaware	13-3074446
Mountain Gem Land, Inc.	West Virginia	55-0696955
Mountain Mining, Inc.	Delaware	61-0925056
Mountaineer Land Company	Delaware	61-0881912
Otter Creek Coal, LLC	Delaware	27-2484254
Prairie Holdings, Inc.	Delaware	20-5273741
Western Energy Resources, Inc.	Delaware	43-1947588

*	The principal executive offices of each additional registrant is c/o Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

FORM T-1
Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.
     a) Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.
     b) Whether it is authorized to exercise corporate trust powers.
Yes
Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None
Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.
Item 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of December 31, 2009 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

**	Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-159463 filed on August 21, 2009.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Louis, State of Missouri on the 2nd of August, 2010.

By:	/s/ Brian J. Kabbes
Brian J. Kabbes
Vice President

Exhibit 6
CONSENT
     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.
Dated: August 2, 2010

By:	/s/ Brian J. Kabbes
Brian J. Kabbes
Vice President

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
Exhibit 7
As of 3/31/2010
($000’s)

3/31/2010
ASSETS
Cash and balances due from depository institutions	8,396,049
Securities	45,269,095
Federal funds sold and securities purchased under agreements to resell	3,774,651
Loans and lease financing receivables	180,918,939
Trading assets	1,093,896
Premises and fixed assets (including capitalized leases)	2,220,060
Other real estate owned	1,726,653
Investments in unconsolidated subsidiaries and associated companies	67,633
Intangible assets	13,355,160
Other assets	20,687,148

Total assets	277,509,284

LIABILITIES
Deposits	194,167,405
Federal funds purchased and securities sold under agreements to repurchase	9,849,249
Trading liabilities	362,519
Other borrowed money	31,906,386
Subordinated notes and debentures	7,629,967
Other liabilities	6,648,045

Total liabilities	250,563,571

EQUITY CAPITAL
Common stock	18,200
Surplus	12,642,020
Retained earnings	12,673,897
Noncontrolling (minority) interests in consolidated subsidiaries	1,611,596

Total equity capital	26,945,713

Total liabilities and equity capital	277,509,284

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association
By:	/s/ Brian J. Kabbes
Vice President

Date: August 2, 2010